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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                       Commission File Number: 333-76763

                          NOTIFICATION OF LATE FILING

    (Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q
                                [_] Form N-SAR

                      For Period Ended: September 28, 2002

[_] Transition Report on Form 10-K        [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F        [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

                   For Transition Period Ended: Not Applicable

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                  New World Pasta Company
                                          -----------------------

Former name, if applicable:               Not Applicable
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Address of principal executive office:    85 Shannon Road
                                          ---------------

City, state and zip code:                 Harrisburg, Pennsylvania 17112
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                                     PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement or other exhibit required by Rule 12b-25
             (c) has been attached, if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Because of unanticipated delays, the registrant has not been able to complete it's unaudited financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002 and obtain the necessary management review of this filing on or prior to November 12, 2002. Nevertheless, the registrant does intend to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, as soon as practicable.

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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Cary A. Metz                     717                               526-2203
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   (Name)                    (Area Code)                      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Pending the completion of the registrant's unaudited financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, the registrant is unable to determine whether there will be any such change in its results of operations.


                            New World Pasta Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2002                 By:  /s/ Wayne Robison
                                           -------------------------------------
                                           Wayne Robison
                                           Vice President, Finance
                                           Chief Financial Officer and Treasurer

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